Exhibit 99.1

Eco Wave Power and Lian Tat Company Sign MoU to Bring Wave Energy to Taiwan

Once installed, the landmark project will be Taiwan’s first onshore wave energy power station

TEL AVIV, Israel (June 22, 2023) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy technology company announced today that it signed a Memorandum of Understanding with Lian Tat Company (“LTC”), a leading maritime engineering company, to bring Eco Wave Power’s wave energy technology to Taiwan.

According to the terms of the agreement, Eco Wave Power and Lian Tat Company will enter into negotiations regarding the establishment of a Joint Venture company to develop wave energy projects in Taiwan. Given Lian Tat’s expertise and leadership in Taiwan’s maritime industry, LTC will be responsible for obtaining permits, land use consents and any licensing and approvals necessary to complete the installation of the planned wave energy project. Moreover, Lian Tat will be responsible for funding the joint venture and the project during the pilot phase, in addition to managing the construction, operation, and maintenance of the project in Taiwan. Eco Wave Power will assist in the research and evaluation of the project’s feasibility, provide the power generation equipment and knowledge, and perform troubleshooting. The partnership will leverage Eco Wave Power’s wave energy conversion technology, which has been deployed in several locations worldwide, to maximize energy extraction and optimize the project’s performance.

The first stage of the project will be the development of a 20 MW wave energy power station in Taiwan, which would begin with a 100 kW pilot and then expand in stages to a total installed capacity of 20 MW.

“We are excited to partner with Lian Tat Company to bring wave energy to Taiwan,” said Eco Wave Power’s Founder and CEO Inna Braverman. “As an island with most of its population by the shore, Taiwan has a unique capacity to have wave energy at the forefront of the country’s renewable energy portfolio. We are looking forward to taking this historic first step towards implementing Eco Wave Power’s technology throughout Taiwan.”

“I believe that wave energy has enormous potential as a renewable energy source, and this collaboration is a significant step towards unlocking that potential,” said Lian Tat Company Chairman CY Huang. “With Eco Wave Power’s innovative technology, our collaboration will establish a benchmark project that will demonstrate the viability and scalability of wave energy in Taiwan, especially with the country’s 1,566 kilometers of coastline.”

Mr. CY Huang, a respected leader in the maritime space, has long advocated for and helped to bring clean energy to Taiwan. Since being named the company’s chairman in 2016, Mr. Huang has led LTC’s transformation into a renewable energy solutions provider. LTC works to find renewable energy resources to help Taiwan achieve its clean energy goals and answer the maritime industry’s calls for decarbonization and lowering pollution levels. Mr. Huang, who also serves as president of investment banking firm FCC Partners, is one of the key leaders in the investment banking industry in Asia. In 2020, Mr. Huang spearheaded the launch of the Mediterranean and Asian Marine Alliance (MAMA), which helps foster ocean-related research and solutions. The alliance seeks to connect with Israeli ocean research to improve Taiwan’s participation in maritime affairs globally.

In addition to producing 20 MW of clean energy, the project is expected to create numerous economic benefits, including job opportunities in manufacturing, transportation, construction, and engineering.

About Lian Tat Company

Lian Tat Company (“LTC”) was established in March 12, 1959. Since its inception, it has been acting as a resource integrator by sourcing machinery tools and turnkey equipment from Europe and USA to assist the industrialization of local companies.

Since 1980, LTC expanded its business scope to source diesel engines for marine and power plant applications by associating with leading brands such as MAN, MTU, and Alstom. Its customers include the Taiwanese Navy, Customs, and Coast Guard, the Taiwan Power Company, shipping companies, such as Evergreen, and ferry owners and operators.

Establishing a full-fledged marine engine service workshop in 1994, LTC set a new milestone in its history. With establishment of the workshop, and a strong service team providing timely on-site and workshop service, LTC has created unparalleled sales and service records for the fleets of Taiwanese Navy and Coast Guard.

More recently, LTC has undergone a transformation and ventured into new industries, such as renewable energy and offshore wind power maritime engineering. Its objective is to synergize with the domestic maritime industry by integrating talent and resources, while also forging collaborative partnerships.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. For example, Eco Wave Power is using forward-looking statements when it discusses that once installed, the landmark project will be Taiwan’s first onshore wave energy power station, the non-binding nature of the memorandum of understanding and establishment of a joint venture and both parties’ future responsibilities, the partnership’s potential effect on maximizing energy extraction and optimizing the project’s performance, the various stages of developing the energy power station, the potential of wave energy as a renewable energy source, that this partnership can demonstrate the viability and scalability of wave energy in Taiwan, and the potential of the project to create job opportunities in manufacturing, transportation, construction, and engineering. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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